April 24, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tia Jenkins, Senior Assistant Chief Accountant
Brian McAllister
Nasreen Mohammed

Re:	Cliffs Natural Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 16, 2012
File No. 1-08944

Ladies and Gentlemen:

  Cliffs Natural Resources Inc., an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated April 12, 2012 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

  The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company currently is reviewing the Comment Letter. The Company is requesting that it be allowed to respond on or before May 9, 2012. This additional time will enable the Company to complete the preparation and filing of its Form 10-Q for the quarter ended March 31, 2012. Once filed, the Company will fully and adequately respond to the Commission’s comments.

  If you have any questions regarding the foregoing, please contact the undersigned at (216) 694-4395.

Very truly yours, CLIFFS NATURAL RESOURCES INC.

By:	/s/ Timothy K. Flanagan
Timothy K. Flanagan Vice President, Corporate Controller and Chief Accounting Officer